EXHIBIT 99.1

Galapagos receives transparency notification from Wellington Management Group LLP

Mechelen, Belgium; 18 November 2019; 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a new transparency notification from Wellington Management Group LLP.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 13 November 2019 from Wellington Management Group LLP, who indicated that, following a disposal of ordinary shares, American Depository Receipts and equity swaps, the remaining 3,126,030 Galapagos shares and equivalent financial instruments held by its entirely-controlled subsidiary Wellington Management Company LLP represent 4.84% of the current 64,571,622 outstanding Galapagos shares and thus crossed below the 5% threshold of Galapagos’ voting rights on 13 November 2019. The full transparency notification is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts
Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP IR	Senior Director Communications
+1 781 460 1784	+32 473 824 874

Sofie Van Gijsel	Evelyn Fox
Director IR	Director Communications
+32 485 19 14 15	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

1    Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market